SUPERIOR BANCORP
17 North 20th Street
Birmingham, Alabama 35203
November 5, 2009
Ms. Angela Connell
Reviewing Accountant
Mail Stop 4720
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Superior Bancorp Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 File No. 0-25033
Dear Ms. Connell:
          This letter constitutes the response of Superior Bancorp to your letter of October 5, 2009, setting forth comments on the above-referenced filings. For your convenience, a copy of your letter is attached as Exhibit 1, and our responses below are keyed to the numbered comments in your letter. We appreciate the opportunity to respond to the comments you have raised.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Notes to the Condensed Consolidated Financial Statements (Unaudited)
Note 3 — Investment Securities, page 8
1.	We acknowledge your comment requesting information regarding the impairment analysis of our trust preferred securities. Subsequent to our conversation on September 30, 2009 and in consultation with our audit committee and external auditors, our management re-valued our trust preferred securities and re-performed its OTTI assessments for the periods ended March 31, 2009 and June 30, 2009. The following table summarizes the instruments in that portfolio and the pricing sources used in our filings and the pricing sources used for our proposed restatements:

Valuation Source
	Single/	Class/			Originally
Name	Pooled	Tranche	Rated/Nonrated	Proposed Restatement	Filed
MM Caps Funding I Ltd	Pooled	B	Rated	Valuation Firm	Internal
MM Community Funding Ltd	Pooled	B	Rated	Valuation Firm	Internal
Preferred Term Securities V	Pooled	M	Rated	Valuation Firm	Internal
Tpref Funding III Ltd	Pooled	B-1	Rated	Valuation Firm	Internal
Trapeza 2007-13A LLC	Pooled	D	Rated	Valuation Firm	Internal
Emigrant Capital Trust	Single	Sole	Rated	Valuation Firm/FTID	Internal
New South Capital Corp	Single	Sole	Nonrated	Internal	Internal
During the first and second quarters of 2009, our rated trust preferred securities portfolio, which includes five pooled issuances and one single issue (Emigrant), experienced significant ratings downgrades. After further review and in consultation with an outside valuation firm we have determined that the credit spreads used in our initial valuations for the periods ended March 31 and June 30, 2009 did not reflect current market rates for these types of instruments. In addition, considering the continued credit deterioration, related disruption of the market for these instruments and the complexity of the instruments’ structure we revised the assumptions used in determining fair value and re-assessed the need to recognize any OTTI. Our re-valuation and re-assessments were conducted with the assistance of an experienced valuation firm selected from a listing of firms suggested to management by our external auditors.

The firm performed an evaluation of our collateral as described in the following paragraphs. Superior has reviewed the procedures preformed by this firm, and accepts its procedures and conclusions as definitive for inclusion in our financial reporting. Extracts from the report of that firm follow:

Our re-valuation was accomplished by evaluating all relevant credit and structural aspects of the instruments, determining appropriate performance assumptions and performing a discounted cash flow analysis. The valuation was structured as follows:
•	Detailed credit and structural evaluation for each piece of collateral in the CDO;

•	Collateral performance projections for each piece of collateral in the CDO (default,

•	Recovery and prepayment/amortization probabilities);

•	Terms of the CDO structure, as laid out in the indenture:

•	The cash flow waterfall (for both interest and principal);

•	Overcollateralization and interest coverage tests;

•	Events of default/liquidation;

•	Mandatory auction call;

•	Optional redemption;

•	Hedge agreements; and discounted cash flow modeling.
The review of the collateral began with a review of financial information provided by SNL Financial, a comprehensive database widely used in the industry, which gathers financial data on banks and thrifts from GAAP financial statements for public companies (10K and 10Q reports), as well as regulatory reports for private companies, including consolidated financial statements for bank holding companies (FR Y-9C reports) and parent company-only financial statements for bank holding companies (FR Y-9LP reports) filed with the Federal Reserve, bank call reports filed with the FDIC and thrift financial reports provided by the Office of Thrift Supervision. Using the information sources described above for each bank and thrift, we examined the nature of the issuer’s business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. We reviewed the issuers’ historical financial performance and compared their financial ratios to appropriate peer groups of regional banks or thrifts with similar asset size. In our analysis we focused on six broad categories: profitability (revenue streams and earnings quality, return on assets and shareholder’s equity, net interest margin and interest rate sensitivity), credit quality (charge-offs and recoveries, non-current loans and total nonperforming assets as a percentage of total loans, loan loss reserve coverage and the adequacy of the loan loss provision), operating efficiency (non-interest expense compared to total revenue), capital adequacy (Tier-1, total capital and leverage ratios and equity capital growth), leverage (tangible equity as a percentage of tangible assets, short-term and long-term borrowings and double leverage at the holding company) and liquidity (the nature and availability of funding sources, net non-core funding dependence and quality of deposits). For publicly traded companies we also reviewed stock price movements and examined the market price of publicly traded debt instruments.
On the basis of our evaluation of collateral credit, and in combination with a review of historical industry default data and current/near-term operating conditions, we then determined appropriate default and recovery probabilities for each piece of collateral in the instrument. Specifically, we estimated the probability that a given piece of collateral will default in any given year. Next, on the basis of credit factors like asset quality and leverage, we formulated a recovery assumption for each piece of collateral in the event of a default. For collateral that has already defaulted, we assume a recovery of 10%. Although we conservatively assume that the majority of deferring collateral continues to defer and eventually defaults, we also recognize there is a possibility that, in some cases, deferring collateral will become current at some point in the future. As a result, we evaluate deferring issuers on a case-by-case basis and in some instances, based on our view of the credit, we assign a probability that the deferral will ultimately cure.
Our base-case collateral-specific assumptions we have aggregated our assumptions into cumulative weighted-average default, recovery and prepayment probabilities. In light of generally weakening collateral credit performance and a challenging U.S. credit and real estate environment, our assumptions generally imply a larger amount of collateral defaults during the next three years than that which has been experienced historically and a gradual leveling off of defaults thereafter.
The difference in assumptions used are summarized in Appendix A with a more detailed comparison included in Appendices A-1 through A-6 for each instrument. Generally, the credit spreads included in the revised discount rates used to determine fair value are two to three times higher than those used in our initial valuations. The revised cash flow assumptions reflect more detailed analysis of the instrument’s structure along with specific default probabilities for individual collateral. Our initial cash flow analyses were based primarily on cash flow projections provided by certain brokers who included all current actual default and deferrals along with a projected general default rate.
The discount rates used to determine fair value are intended to reflect the uncertainty inherent in the projection of the issuance’s cash flows. Therefore, we chose spreads that are comparable to spreads observed currently in the market for similarly rated instruments and are intended to reflect general market discounts currently applied to structured credit products.
The discount rates used to determine the credit portion of the OTTI are equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40) which we have disclosed in the attached Appendices A-1 through A-6. In all future filings we will ensure that our disclosures are complete in regards to our collateral analyses along with the assumptions underlying the cash flow projections, discounts rates and how these were determined.

In addition, we re-valued and re-assessed our investment in the unrated New South Capital Trust V (the 7th investment), discussed in item 4 below. The effect of the proposed restatements on our condensed consolidated financial statements for the periods ended March 31 and June 30, 2009 are summarized below. There is no effect to our reported cash flows:
Proposed Restatement Effects — Condensed Consolidated Statements of Financial Condition (In Thousands)

	As of June 30, 2009
	Proposed	As Originally
	Restatement	Filed	Difference

Investment securities available for sale	$306,300	$315,551	$(9,251)
Accrued interest receivable	16,025	16,210	(185)
Other assets	66,166	62,819	3,347
Total assets	3,209,421	3,215,510	(6,089)
Accumulated deficit	(141,483)	(136,662)	(4,821)
Accumulated other comprehensive loss	(7,991)	(6,723)	(1,268)
Total stockholders’ equity	240,681	246,770	(6,089)
Total liabilities and stockholders’ equity	3,209,421	3,215,510	(6,089)

	As of March 31, 2009
	Proposed	As Originally
	Restatement	Filed	Difference

Investment securities available for sale	$328,708	$338,590	$(9,882)
Other assets	58,383	53,470	4,913
Total assets	3,129,469	3,134,438	(4,969)
Accrued expenses and other liabilities	24,907	24,240	667
Accumulated deficit	(134,621)	(131,733)	(2,888)
Accumulated other comprehensive loss	(9,550)	(6,803)	(2,747)
Total stockholders’ equity	245,434	251,070	(5,636)
Total liabilities and stockholder’s equity	3,129,469	3,134,438	(4,969)

Proposed Restatement Effects — Condensed Consolidated Statements of Operations (In Thousands, except per share data:

	Three Months Ended
	June 30, 2009
	Proposed	As Originally
	Restatement	Filed	Difference

Net interest income	$22,717	$22,915	$(198)
Total other-than-temporary impairment losses	(6,685)	(5,853)	(832)
Portion of OTTI recognized in other comprehensive income	904	1,776	(872)
Investment securities (loss) gain	(5,781)	(4,077)	(1,704)
Loss before income taxes	(10,233)	(8,331)	(1,902)
Income tax benefit	(4,539)	(4,569)	30
Net loss	(5,694)	(3,762)	(1,932)
Net loss applicable to common shareholders	(6,861)	(4,929)	(1,932)
Basic net loss per common share	$(0.68)	$(0.49)	$(0.19)
Diluted net loss per common share	$(0.68)	$(0.49)	$(0.19)

	Six Months Ended
	June 30, 2009
	Proposed	As Originally
	Restatement	Filed	Difference

Net interest income	$44,046	$44,244	$(198)
Total other-than-temporary impairment losses	(17,189)	(7,631)	(9,558)
Portion of OTTI recognized in other comprehensive income	5,563	3,230	2,333
Investment securities (loss) gain	(11,626)	(4,401)	(7,225)
Loss before income taxes	(16,655)	(9,232)	(7,423)
Income tax benefit	(7,387)	(4,784)	(2,603)
Net loss	(9,268)	(4,448)	(4,820)
Net loss applicable to common shareholders	(11,578)	(6,758)	(4,820)
Basic net loss per common share	$(1.15)	$(0.67)	$(0.48)
Diluted net loss per common share	$(1.15)	$(0.67)	$(0.48)

	Three Months Ended
	March 31, 2009
	Proposed	As Originally
	Restatement	Filed	Difference

Total other-than-temporary impairment losses	$(10,504)	$(1,777)	$(8,727)
Portion of OTTI recognized in other comprehensive income	4,659	1,453	3,206
Investment securities (loss) gain	(5,845)	(324)	(5,521)
Loss before income taxes	(6,422)	(901)	(5,521)
Income tax benefit	(2,848)	(215)	(2,633)
Net loss	(3,574)	(686)	(2,888)
Net loss applicable to common shareholders	(4,717)	(1,829)	(2,888)
Basic net loss per common share	$(0.47)	$(0.18)	$(0.29)
Diluted net loss per common share	$(0.47)	$(0.18)	$(0.29)
In connection with our analysis, management also considered the appropriateness of amounts reported in our 2008 Form 10-K. Based on our analysis, we have concluded our financial statements appropriately reflect fair value and OTTI for this portfolio based on the investment grade and available financial data for the underlying collateral. In reaching this conclusion, we considered the following factors:

•	Any downgrades in credit ratings were not made available until the end of the first quarter of 2009, subsequent to the filing of our Form 10-K for 2008. Accordingly, all information available suggests the material misstatements occurred during the first and second quarters of 2009, and that such securities were appropriately valued as of December 31, 2008, and supports the “fair-value” treatment of the portfolio and the balance sheet as of that date.

•	However in the interest of insuring that we appropriately addressed this matter, we did examine all possibilities of misstatement, and eliminated concern of a possible misstatement of 2008 financial data based on the following analysis:

•	The subsequent evaluations we performed of the trust preferred portfolio indicated a total credit impairment recognized in 2009 of $10.7 million of which $845,000 was applicable to credit losses recognized in the first quarter, 2009, and the balance, $9.8 million, was related to credit losses due to further deterioration of pooled trust preferred issues reported in our second and third quarters, or to the write-off of the New South security.
•	Only a portion of the $845,000 could have been considered for inclusion in a potential misstatement of 2008.

•	From the pattern of the credit losses taken on the pooled trust preferred portfolio during 2009, starting at the $845,000 taken in the first quarter and increasing to $1,736,000 in the second quarter and $3,108,000 in the third quarter, it is very clear that only a small portion, if any, of the $845,000 could have been allocated into 2008 had calculations been performed as of that year-end.
•	Operating earnings in the fourth quarter, 2008 were a loss of $158 million, resulting from a write-off of goodwill of $160 million in that quarter. Aside from the goodwill charge, the quarter would have been profitable at approximately the level of $1.1 million, or $0.08 per share.
•	Had we performed an analysis of the trust preferred securities as of year-end 2008, and determined that some portion, however small, of the $845,000 was applicable to the fourth quarter, it would not have turned a profitable quarter into a loss quarter (setting aside the goodwill charge).

•	From a review of the analysts’ reports on Superior in publication at that time, it is clear that the entire focus on our company, and indeed on the entire industry, was then on loan quality and not on the quality of the securities portfolio.

•	There would have been no material impact on bank regulatory capital from any potential misstatement.

•	At no point would this issue have impacted executive compensation in any way.
2.	You have requested that we provide any key differences between the cash flow analysis used to determine the fair value of our trust preferred securities and the cash flow analysis used to support our OTTI assessment for these securities. The amount and timing of the cash flows used in our analysis are the same for both the fair value calculation and the OTTI assessment.

3.	Subsequent to our conversation on September 30, 2009, management re-valued our trust preferred securities and re-performed its OTTI assessments with the assistance of a valuation firm. See item 1 above.

4.	The following is our revised impairment analysis of the New South Capital Trust V trust preferred security that we hold:
Description of Security
New South Capital Trust V, $5,000,000 par, 7.50% rate until 1-14-2014 then 3-month LIBOR plus 3.25%, due 1-15-2034; callable at the issuer’s option, at par, beginning 4-15-09.
Introduction
In a letter from its trustee dated March 27, 2009, New South Bancshares (“New South”) gave notice that it had exercised its right to defer the payment of interest on the debt security described above for a period of 20 consecutive quarterly periods. New South informed the trustee that the decision to exercise the right to defer payments of interest had been made as a result of regulatory restrictions that had then been recently imposed on New South and its subsidiary for the purpose of conserving cash, preserving liquidity, and improving capital ratios as a result of declining market and economic conditions causing revenues to be constrained. New South also informed the Trustee that it would provide notice when the extension period ceased and would pay all deferred interest then accrued and unpaid on the debt security.
Following receipt of the letter from the Trustee, both our CEO and CFO had a series of meetings with both New South’s Chairman of the Board and CEO, and discussed prospects for New South, including possible joint ventures or acquisitions involving its mortgage origination platform. Based on those conversations, which occurred throughout most of the second quarter of 2009, we concluded that New South’s business plan was viable and that the company was on a path that would lead to eventual repayment of our debt. New South’s Chairman informed both our CEO and CFO that New South was in discussions with a private equity firm that would lead to acquisition of the company, leading us to conclude that its survival was more likely than not. During these conversations, its Chairman did not disclose anything about the current operating performance of New South, as subsequently disclosed (see below). Accordingly, our impairment analysis at June 30, 2009, was based on the same facts and circumstances as our analysis at March 31, 2009.
Revised Impairment Analysis
On October 9, 2009, our CFO and CAO visited with New South’s CFO to discuss current operations and to learn of a reported application filed with the Office of Thrift Supervision (“OTS”) under which a new investor would purchase additional equity in New South. The following summarizes that conversation:

•	If approved, the proposed recapitalization would take place at the bank level rather than at the holding company level. That would provide no assistance to us, as our obligor is the holding company.

•	The additional funds that would be provided by the recapitalization, the amount of which was not disclosed to us, was expected to enable New South to continue operations for at least two more years, because its “projections only went that far.” We were also not allowed to see a copy of the application to the OTS related to the new investment.

•	New South had no reasonable expectation of receiving any cash flow from the bank for the foreseeable future. New South had no operations other than serving as a financing conduit for the bank, and its financial performance consisted only of interest expense on various trust preferred issuances, of which we hold one piece.

•	Operations of the bank, which lost approximately $11 million and $55 million in the first and second quarters of 2009, respectively, have continued to be unsatisfactory, with losses of some $30 million in the third quarter, reducing its equity to approximately $10 million at quarter end, before any impact of the proposed refinancing.

•	New South has approximately $50 million in trust preferred issuances outstanding, all of which are under a suspended dividend status since March 2009.

•	On the basis of this conversation and analysis, it was our conclusion that New South lacked the ability to ever service its obligation to us subsequent to December 31, 2008.

•	We were not advised of the operating loss by its Chairman, and could not have determined the loss from public records until it filed its Thrift Financial Reports, and those became publicly available, after we filed our report for the first and second quarters of 2009 on May 8 and August 9, 2009, respectively.
Conclusion
In retrospect, we do not believe there was sufficient evidence to support our prior assumptions that this security would ever pay principal or interest. In addition, New South’s external auditor issued a going concern opinion on May 2, 2009, which was prior to the filing of our 10-Q for the first quarter of 2009 on May 8, 2009. Had we been aware of that information, we would have recognized an additional credit charge in the first quarter 2009. Accordingly, we now intend to restate our results for the first quarter 2009 to recognize a $5.0 million OTTI charge which is the full amount of our investment.
5.	We acknowledge your comment regarding the recovery rate used for banks that are deferring interest payments. We will disclose in future filings the recovery rate used in determining the present value of expected cash flows related to pooled and single-issuer trust preferred securities held by us. As of June 30, 2009, we used a recovery rate of 10% of par for any collateral that has already defaulted which is based on an industry standard.
          In connection with responding to your comments, Superior Bancorp acknowledges that:
•	Superior is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Superior may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We believe that these responses address your comments. We would be pleased to answer any questions that you may have after reviewing this response or to provide any additional information that would be helpful to the staff in its review. Please call the undersigned at (205) 327-3656 if we may provide any such information.
Very truly yours,

/s/ James A. White
James A. White
Executive Vice President and Chief Financial Officer

Exhibit 1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
October 5, 2009
James A. White
Chief Financial Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203

Re:	Superior Bancorp Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended June 30, 2009 File No. 0-25033
Dear Mr. White:
     We have considered your response letter dated August 4, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Notes to the Condensed Consolidated Financial Statements (Unaudited)
Note 3 Investment securities, page 8
1.	We note your response to comment four from our letter dated July 27, 2009. Please provide the following so that we may better understand your impairment analysis.
•	Please identify all of the key assumptions used in the calculation of the present value of cash flows expected to be collected and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:
•	Discount rate: tell us the discount rate used and how you determined it.

•	Deferrals and defaults:
a.	tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security

b.	tell us how you treat deferrals (e.g. — do you treat deferrals the same as defaults), and

c.	tell us the recovery rate used and bow you determined it.
•	Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than temporary impairment analysis at December 31, 2008 and June 30, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.
2.	Please identify the key differences between the cash flow analysis (or other valuation model) used to determine the fair value of your trust preferred securities and the cash flow analysis used to support your OTTI assessment for these securities as of each balance sheet date. Please provide objective evidence that reconciles the significant difference in the results between these two measures.

3.	It is our understanding, based on our discussion held on September 30, 2009, that you used a discounted cash flow model to determine the fair value of your trust preferred securities as of June 30, 2009. Please tell us how you determined the discount rate used in your fair value measurements and how you were able to conclude that assumption is what market participants would use at June 30, 2009. To the extent that you have subsequently determined that amounts reported in your prior period financial statements were not an accurate reflection of the fair value of these securities, please revise your financial statements or provide us with an analysis supporting a conclusion that any adjustments to prior period financial statements would not be material.

4.	Please provide us with a detailed description of the OTTI analysis you performed with respect to your investment in New South Capital Corp as of June 30, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support your calculation of the credit loss expected on this investment. Specifically explain how you determined that there was sufficient evidence to support your assumption that the security would resume interest payments after the five year deferral period.

5.	Please tell us and revise to disclose in future filings the recovery rate used for banks that are deferring interest payments in the present value of expected cash flows related to your pooled and single-issuer trust preferred securities. If you use different recovery rates, please explain in detail how you determine the rate to use and why you believe your methodology is appropriate.
     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

     If you have any questions, please call me at (202) 551-3426 or William J. Schroeder, Staff Accountant at (202) 55l-3294.

Sincerely, Angela Connell Reviewing Accountant

Appendix A
Superior Bancorp
Individual and Pooled Trust Preferred Securities
As of and for the Six-Month Period Ended June 30, 2009
(Dollars in thousands)

				Proposed Restatement

							YTD					Original Collateral	Performing Collateral
							Other-than-temporary Impairment (OTTI)					Percent of Actual	Percent of Expected
		Single/	Class/	Amortized	Fair	Unrealized	Credit			Lowest	Performing	Deferrals and	Deferrals and	Excess
Name	Ref.	Pooled	Tranche	Cost	Value	Loss	Portion	Other	Total	Rating	Banks	Defaults	Defaults	Subordination (1)
MM Caps Funding I Ltd	A-1	Pooled	B	$2,159	$1,019	$(1,140)	$—	$—	$—	Ca	26	9%	16%	10%
MM Community Funding Ltd	A-2	Pooled	B	2,814	1,424	(1,390)	(2,186)	(1,390)	(3,576)	CCC	11	12%	33%	0%
Preferred Term Securities V	A-3	Pooled	M	1,378	532	(846)	—	—	—	Ba3	2	4%	45%	19%
Tpref Funding III Ltd	A-4	Pooled	B-1	3,636	1,339	(2,297)	(363)	(2,297)	(2,660)	CC	28	16%	19%	0%
Trapeza 2007-13A LLC	A-5	Pooled	D	1,803	60	(1,743)	(32)	(1,743)	(1,775)	C	48	11%	20%	0%
Emigrant Capital Trust	A-6	Single	Sole	5,000	1,566	(3,434)	—	—	—	CC	NA	NA	NA	NA

Total — outsourced valuations				16,790	5,940	(10,850)	(2,581)	(5,430)	(8,011)

New South Capital Corp	(2)	Single	Sole	—	—	—	(5,000)	—	(5,000)	NR	NA	NA	NA	NA

Total				$16,790	$5,940	$(10,850)	$(7,581)	$(5,430)	$(13,011)

(1)	— Excess subordination represents the additional defaults in excess of both the current and projected defaults the issue can absorb before the security experiences any credit impairment. Excess subordination is calculated by determining what level of defaults an issue can experience before the security has any credit impairment and then subtracting both the current and projected future defaults.

(2)	— See response to comment 4.

				As Originally Reported

							YTD					Original Collateral	Performing Collateral
							Other-than-temporary Impairment (OTTI)					Percent of Actual	Percent of Expected
		Single/	Class/	Amortized	Fair	Unrealized	Credit			Lowest	Performing	Deferrals and	Deferrals and	Excess
Name	Ref.	Pooled	Tranche	Cost	Value	Loss	Portion	Other	Total	Rating	Banks	Defaults	Defaults	Subordination (1)
MM Caps Funding I Ltd	A-1	Pooled	B	$2,159	$1,492	$(667)	$—	$—	$—	Ca	26	9%	25%	8%
MM Community Funding Ltd	A-2	Pooled	B	5,000	3,854	(1,146)	—	—	—	CCC	6	10%	25%	0%
Preferred Term Securities V	A-3	Pooled	M	1,378	862	(516)	—	—	—	Ba3	3	2%	25%	25%
Tpref Funding III Ltd	A-4	Pooled	B-1	4,000	2,385	(1,615)	—	—	—	CC	28	16%	20%	15%
Trapeza 2007-13A LLC	A-5	Pooled	D	1,803	60	(1,743)	(32)	(1,743)	(1,775)	C	48	11%	20%	0%
Emigrant Capital Trust	A-6	Single	Sole	5,000	3,202	(1,798)	—	—	—	CC	NA	NA	NA	NA

Total — as originally reported excluding New South				19,340	11,855	(7,485)	(32)	(1,743)	(1,775)

New South Capital Corp		Single	Sole	4,689	3,335	(1,354)	(324)	(1,354)	(1,678)	NR	NA	NA	NA	NA

Total — as originally reported				$24,029	$15,190	$(8,839)	$(356)	$(3,097)	$(3,453)

				Difference Between Proposed Restatement and Originally Reported

MM Caps Funding I Ltd				$—	$(473)	$(473)	$—	$—	$—		—	0%	-9%	2%
MM Community Funding Ltd				(2,186)	(2,430)	(244)	(2,186)	(1,390)	(3,576)		5	2%	8%	0%
Preferred Term Securities V				—	(330)	(330)	—	—	—		(1)	2%	20%	-6%
Tpref Funding III Ltd				(364)	(1,046)	(682)	(363)	(2,297)	(2,660)		—	0%	-1%	-15%
Trapeza 2007-13A LLC				—	—	—	—	—	—		—	0%	0%	0%
Emigrant Capital Trust				—	(1,636)	(1,636)	—	—	—		—	0%	0%	0%

Total — difference excluding New South				(2,550)	(5,915)	(3,365)	(2,549)	(3,687)	(6,236)

New South Capital Corp				(4,689)	(3,335)	1,354	(4,676)	1,354	(3,322)		NA	NA	NA	NA

Total — difference				$(7,239)	$(9,250)	$(2,011)	$(7,225)	$(2,333)	$(9,558)

Appendix A-1
MMCaps Funding I, Ltd.
Par Value $2,000,000, 9.85% Fixed Rate, B Tranche

June 30, 2009	June 30, 2009
As Reported	Proposed Amendment
Credit Rating — Fitch CCC/ Moodys Ca	Credit Rating — Fitch CCC/ Moodys Ca

Discount Rate	Discount Rate (1)
Used 13% discount rate which was 300 BP above the preferred stock rate that Berkshire Hathaway received from Goldman Sachs and 1000 BP above the 20 and 30 year SWAP rate at 12-31-08.	The valuation of this issue was outsourced for the 2nd quarter(2). A very conservative all-in discount rate of the 30-Year Swap rate plus 14.75 ( the 30-Year Swap rate on 6-30-09 was 4.20%) — or a total discount rate of 18.95% — was used to determine fair value. The Swap curve is appropriate as a base since this is a fixed-rate security. The discount rate applied to measure any credit portion of OTTI is 9.48%, or the current yield.

Deferrals and Defaults	Deferrals and Defaults
Obtained a cash flow projection from one of the original underwriters, Sandler O’Neill. These cash flows estimates included all actual defaults and deferrals with no projected recoveries. In addition, a projected standard default rate assumption of 3.6% every 3 years was used with 0% recovery. Under these assumptions there is no shortfall in the original amount of principal and interest expected to be collected. A review of the subordinate tranche showed a relatively high default threshold against potential principal and interest shortfalls.To support these assumptions we reviewed summary financial data for underlying institutions in the pool and gathered more detailed financial information on those who had recent negative earnings. For each of these institutions we analyzed the basic cause of the negative earnings (loan quality, security losses, etc), their regulatory capital levels and whether they are TARP participants.
For collateral that has already defaulted, we assume a recovery of 10% of par for financial institutions. For the highest default probabilities at 6-30-2009, which includes two financial institutions, first year default rates of 25% and 20% were applied. Excluding existing defaults, defaults in the coming year are estimated at approximately 3.9% of total collateral, followed by defaults in years two and three-five totaling 2.6% and 0.7%, respectively. Ultimately, it is expected that defaults will level off to 0.4% for the remaining life as weaker credits are more likely to default leaving stronger credits in the security. We expect that the impact of increasing defaults and deferrals will be the continued failure of the Mezzanine overcollateralization test, most likely until 2021.

Additionally, we expect the Mezzanine interest coverage test to fail for three periods in 2011-2012 and the Senior overcollateralization test to fail for several periods from 2010 to 2012. As a result of these failures, interest will be diverted away from the Mezzanine Notes and the Subordinate Income Notes in order to amortize the senior-most class. The Instrument, however, will likely experience 2 small interest shortfalls in 2010 and 2011 (approximately 92% of interest due will be paid) due to the Senior overcollateralization test failure. We do expect there to be enough excess interest available to cure the Senior overcollateralization test and pay full interest to the Instrument on all other periods. Additionally, all previously deferred interest will be returned between 2011 and 2012. Ultimately, we expect the Instrument to experience a full return of principal by the final maturity of the CDO in 2031.

Information Received after the Balance Sheet Date	Information Received after the Balance Sheet Date
We received no information after the balance sheet date that affected our analysis.	We received no information after the balance sheet date that affected our analysis.

(1)	-	The discount rates used to determine fair value are intended to reflect the uncertainty inherent in the predictions of the issuances cash flows. We chose spreads that are comparable to spreads observed currently in the market for similarly rated instruments and is intended to reflect general market discounts currently applied to structured credit products.The discount rates used to determine the credit portion of the OTTI are equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40).

(2)	-	Outsourced Valuation Analysis as of June 30, 2009:
The outsourced valuation of this instrument was structured as follows:
•	Detailed credit and structural evaluation for each piece of collateral in the CDO;

•	Collateral performance projections for each piece of collateral in the CDO (default, recovery and prepayment/amortization probabilities);

•	Terms of the CDO structure, as laid out in the indenture:

•	The cash flow waterfall (for both interest and principal);

•	Overcollateralization and interest coverage tests;

•	Events of default/liquidation;

•	Mandatory auction call;

•	Optional redemption;

•	Hedge agreements; and

•	Discounted cash flow modeling.

Appendix A-2
MM Community Funding, Ltd.
Par Value $5,000,000, 90-Day LIBOR + 310 BP, B Tranche

June 30, 2009	June 30, 2009
As Reported	Proposed Amendment
Credit Rating — Fitch CCC/ Moodys Caa2	Credit Rating — Fitch CCC/ Moodys Caa2

Discount Rate	Discount Rate(1)
Used +500 BP spread to 90-day LIBOR which we believe approximated the spread for certain private placements at this time considering the credit rating.	The valuation of this issue was outsourced for the 2nd quarter(2). A very conservative discount rate of LIBOR + 12.75% was used to determine fair value, LIBOR is the appropriate base rate as this is a floating rate security. The discount rate used to measure any credit portion is based on the current yiield of 90-day LIBOR + 310.

Deferrals and Defaults	Deferrals and Defaults
Obtained a cash flow projection from one of the original underwriters, Sandler O’Neill. These cash flows estimates included all actual defaults and deferrals with no projected recoveries. In addition, a projected standard default rate assumption of 3.6% every 3 years was used with 0% recovery.No calls were assumed. Under these assumptions there was no shortfall in the original amount of principal and interest expected to be collected. To support these assumptions we reviewed summary financial data for underlying institutions in the pool and gathered more detailed financial information on those who had recent negative earnings. For each of these institutions we analyzed the basic cause of the negative earnings (loan quality, security losses, etc), their regulatory capital levels and whether they are TARP participants.
For collateral that has already defaulted, we assume a recovery of 10% of par for financial institutions. For the highest default probabilities at 6-30-2009, which includes two financial institutions, first year default rates of 55% were applied. Excluding existing defaults, defaults in the coming year are estimated at approximately 13.4% of total collateral, followed by defaults in years two and three-five totaling 6.2% and 0.7%, respectively. Ultimately, it is expected that defaults will level off at 0.4% for the remianing life as weaker credits are more likely to default leaving stronger credits in the security.

We expect that the impact of increasing defaults and deferrals will be the permanent failure of the Senior Subordinate overcollateralization test. Additionally, we expect the Senior Subordinate interest coverage test to fail permanently in 2013. It is unlikely, however, that either of the Senior coverage tests will ever fail, in part because of the significant amortization of the Class A Notes. As a result, we do not expect interest to be diverted away from the Instrument due to test failures. However, the Senior Subordinate interest coverage test failure (especially the fact that we expect the test ratio to fall permanently below 100% in 2013), is significant in that it implies there will be insufficient collections available to pay full interest owed to the rated notes. Therefore, due to a projected interest shortfall that will likely develop in 2013, the Instrument will receive less than its contractual interest payments from that point on (on average, approximately 30% of interest due will be received).

Additionally, we do not expect there will be sufficient collections available at maturity to fully repay the rated notes. Ultimately, we believe the Instrument will receive approximately 31% of the original principal balance and none of the previously deferred interest by the CDO maturity in 2031.

Information Received after the Balance Sheet Date	Information Received after the Balance Sheet Date
We received no information after the balance sheet date that affected our analysis.	We received no information after the balance sheet date that affected our analysis.

(1)	-	The discount rates used to determine fair value are intended to reflect the uncertainty inherent in the predictions of the issuances cash flows. We chose spreads that are comparable to spreads observed currently in the market for similarly rated instruments and is intended to reflect general market discounts currently applied to structured credit products.The discount rates used to determine the credit portion of the OTTI are equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40).

(2)	-	Outsourced Valuation Analysis as of June 30, 2009:
The outsourced valuation of this instrument was structured as follows:
•	Detailed credit and structural evaluation for each piece of collateral in the CDO;

•	Collateral performance projections for each piece of collateral in the CDO (default, recovery and prepayment/amortization probabilities);

•	Terms of the CDO structure, as laid out in the indenture:

•	The cash flow waterfall (for both interest and principal);

•	Overcollateralization and interest coverage tests;

•	Events of default/liquidation;

•	Mandatory auction call;

•	Optional redemption;

•	Hedge agreements; and

•	Discounted cash flow modeling.

Appendix A-3
Preferred Term Securities V
Par Value $1,377,000, 90-Day LIBOR + 210 BP, Mezzanine

June 30, 2009	June 30, 2009
As Reported	Proposed Amendment
Credit Rating — Fitch A/ Moodys Ba3	Credit Rating — Fitch A/ Moodys Ba3

Discount Rate	Discount Rate(1)
Used +500 BP spread to 90-day LIBOR which we believe approximated the spread for certain private placements at this time considering the credit rating.	The valuation of this issue was outsourced for the 2nd quarter(2). A very conservative discount rate of LIBOR + 13.25% was used, LIBOR is the appropriate rate as this is a floating rate security. The discount rate used to measure any credit portion is based on the current yiield of 90-day LIBOR + 210.

Deferrals and Defaults	Deferrals and Defaults
Obtained a cash flow projection from one of the original underwriters, Keefe, Bruyette and Woods. These cash flows estimates included a base 2% prepayment per year with no defaults due to there being only four issuers left in the instrument with $27MM in outstanding principal. In addition, the mezzanine tranche is the only outstanding tranche and receives all payments from the issuers. As such there are no projected shortfalls in the original amount of principal and interest expected to be collected. To support these assumptions we reviewed summary financial data for underlying institutions in the pool and gathered more detailed financial information on those who had recent negative earnings. For each of these institutions we analyzed the basic cause of the negative earnings (loan quality, security losses, etc), their regulatory capital levels and whether they are TARP participants.
For collateral that has already defaulted, we assume a recovery of 10% of par. Excluding existing defaults, defaults in the coming year are estimated at approximately 4.2% of total collateral, followed by defaults in years two and three-five totaling 2.9% and 0.5%, respectively. Ultimately, it is expected that defaults will level off at 0.2% for the remaining life as weaker credits are more likely to default leaving stronger credits in the security. Approximately 86% of its original principal balance has been paid down, leaving an outstanding principal balance of approximately $27.75MM.Due to the position of the Instrument as the senior-most class outstanding, no tests can cause the diversion of interest away from it. However, due to significant collateral prepayments, 100% of the remaining performing collateral pays interest semi-annually, greatly affecting interest collections available on all periods going forward.

Information Received after the Balance Sheet Date	Information Received after the Balance Sheet Date
We received no information after the balance sheet date that affected our analysis.	We received no information after the balance sheet date that affected our analysis.

(1)	-	The discount rates used to determine fair value are intended to reflect the uncertainty inherent in the predictions of the issuances cash flows. We chose spreads that are comparable to spreads observed currently in the market for similarly rated instruments and is intended to reflect general market discounts currently applied to structured credit products.The discount rates used to determine the credit portion of the OTTI are equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40).

(2)	-	Outsourced Valuation Analysis as of June 30, 2009:
       The outsourced valuation of this instrument was structured as follows:
•	Detailed credit and structural evaluation for each piece of collateral in the CDO;

•	Collateral performance projections for each piece of collateral in the CDO (default, recovery and prepayment/amortization probabilities);

•	Terms of the CDO structure, as laid out in the indenture:

•	The cash flow waterfall (for both interest and principal);

•	Overcollateralization and interest coverage tests;

•	Events of default/liquidation;

•	Mandatory auction call;

•	Optional redemption;

•	Hedge agreements; and

•	Discounted cash flow modeling.

Appendix A-4
Tpref Funding III, Ltd.
Par Value $4,000,000, 90-Day LIBOR + 190 BP, B-1 Tranche

June 30, 2009	June 30, 2009
As Reported	Proposed Amendment
Credit Rating — Fitch CC/ Moodys Ca	Credit Rating — Fitch CC/ Moodys Ca

Discount Rate	Discount Rate(1)
Used +500 BP spread to 90-day LIBOR which we believe approximated the spread for certain private placements at this time considering the credit rating.	The valuation of this issue was outsourced for the 2nd quarter(2). A very conservative discount rate of LIBOR + 12.75% was used. LIBOR is the appropriate rate as this is a floating rate security. The discount rate used to measure any credit portion is based on the current yiield of 90-day LIBOR + 190.

Deferrals and Defaults	Deferrals and Defaults
Obtained a cash flow projection from one of the original underwriters, Sandler O’Neill. These cash flows estimates included all actual defaults and deferrals with no projected recoveries. In addition, a projected standard default rate assumption of 3.6% every 3years was used with 0% recovery.No calls were assumed. Under these assumptions there was no shortfall in the original amount of principal and interest expected to be collected. To support these assumptions we reviewed summary financial data for underlying institutions in the pool and gathered more detailed financial information on those who had recent negative earnings. For each of these institutions we analyzed the basic cause of the negative earnings (loan quality, security losses, etc), their regulatory capital levels and whether they are TARP participants.
For collateral that has already defaulted, we assume a recovery of 10% of par. For the highest default probabilities, which includes three financial institutions, first year default rates of 30%, 25% and 25% were applied. Excluding existing defaults, defaults in the coming year are estimated at approximately 5.4% of total collateral, followed by defaults in years two and three-five totaling 3.2% and 0.7%, respectively. Ultimately, it is expected that defaults will level off at 0.4% as weaker credits are more likely to default leaving stronger credits in the security.

Information Received after the Balance Sheet Date	Information Received after the Balance Sheet Date
We received no information after the balance sheet date that affected our analysis.	We received no information after the balance sheet date that affected our analysis.

(1)	-	The discount rates used to determine fair value are intended to reflect the uncertainty inherent in the predictions of the issuances cash flows. We chose spreads that are comparable to spreads observed currently in the market for similarly rated instruments and is intended to reflect general market discounts currently applied to structured credit products.The discount rates used to determine the credit portion of the OTTI are equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40).

(2)	-	Outsourced Valuation Analysis as of June 30, 2009:
       The outsourced valuation of this instrument was structured as follows:
•	Detailed credit and structural evaluation for each piece of collateral in the CDO;

•	Collateral performance projections for each piece of collateral in the CDO (default, recovery and prepayment/amortization probabilities);

•	Terms of the CDO structure, as laid out in the indenture:

•	The cash flow waterfall (for both interest and principal);

•	Overcollateralization and interest coverage tests;

•	Events of default/liquidation;

•	Mandatory auction call;

•	Optional redemption;

•	Hedge agreements; and

•	Discounted cash flow modeling.

Appendix A-5
Trapeza 2007-13A LLC
Par Value $2,000,000, 90-Day LIBOR + 120 BP, D Tranche
June 30, 2009
As Reported

Credit Rating — Fitch C
Discount Rate(1)
The valuation of this issue was outsourced for the 2nd quarter (2). A very conservative discount rate of LIBOR + 18% was used, LIBOR is the appropriate rate as this is a floating rate security. The discount rate is intended to reflect general market discounts currently being applied to structured credit products.The discount rate used to measure any credit portion is based on the current yiield of 90-day LIBOR + 120.
Deferrals and Defaults
For collateral that has already defaulted, we assume a recovery of 10% of par for financial institutions and 15% of par for insurance companies. For the highest default probabilities, which includes two financial institutions, first year default rates of 40% and 20% were applied. Excluding existing defaults, defaults in the coming year are estimated at approximately 5.2% of total collateral, followed by defaults in years two and three totaling 2.7% and 0.7%, respectively. Ultimately, it is expected that defaults will level off, as weaker credits are more likely to default leaving stronger credits in the security. Beginning in 2021 it is estimated that the security will resume receiving full and timely interest payments which are expected to continue through maturity. Finally, it is expected that the security will experience a full return of all previously deferred interest and approximately 82% of the current principal balance approximately five years before maturity in 2042.
Information Received after the Balance Sheet Date
We received no information after the balance sheet date that affected our analysis. Any additional credit rating downgrades occurred at the end of the 1st quarter.

(1)	-	The discount rates used to determine fair value are intended to reflect the uncertainty inherent in the predictions of the issuances cash flows. We chose spreads that are comparable to spreads observed currently in the market for similarly rated instruments and is intended to reflect general market discounts currently applied to structured credit products.The discount rates used to determine the credit portion of the OTTI are equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40).

(2)	-	Outsourced Valuation Analysis as of June 30, 2009:
The outsourced valuation of this instrument was structured as follows:

•	Detailed credit and structural evaluation for each piece of collateral in the CDO;

•	Collateral performance projections for each piece of collateral in the CDO (default, recovery and prepayment/amortization probabilities);

•	Terms of the CDO structure, as laid out in the indenture:

•	The cash flow waterfall (for both interest and principal);

•	Overcollateralization and interest coverage tests;

•	Events of default/liquidation;

•	Mandatory auction call;

•	Optional redemption;

•	Hedge agreements; and

•	Discounted cash flow modeling.

Appendix A-6
Emigrant Capital Trust I
Par Value $5,000,000, 12-mth LIBOR + 200 BP, Single Issue

June 30, 2009	June 30, 2009
As Reported	Proposed Amendment
Credit Rating — Fitch CC	Credit Rating — Fitch CC

Discount Rate	Discount Rate
Used +500 BP spread to 12-month LIBOR which we believe approximated the spread for certain private placements at this time considering the credit rating.	The valuation of Emigrant was outsourced for the second quarter of 2009. There is no active market for Emigrant’s Preferred securities and the company has no publicly traded debt. We derived an average implied credit spread from actively traded trust preferred securities within Emigrant’s peer group. The average credit spread for these trust preferred securities was 14.62%. Therefore, we applied a discount rate of 14.62% to LIBOR to projected contractual cash flows.

Deferrals and Defaults	Deferrals and Defaults
New York Private Bank & Trust Corporation ( formerly Emigrant Corp.) is privately owned by the Milstein family of New York City and is not a publicly traded institution.However, we were able to review regulatory financial data that is publicly available to assess profitability, capital levels and asset quality ratios. The issue was not in deferral or default and we believe the Milstein family has access to private capital as needed.
New York Private Bank & Trust Corporation ( formerly Emigrant Corp.) is privately owned by the Milstein family of New York City and is not a publicly traded institution.However, we were able to review regulatory financial data that is publicly available to assess profitability, capital levels, investment portfolio, liquidity and asset quality ratios. The issue is not in deferral or default and based on our analysis we do not expect the issue to defer or default.

Information Received after the Balance Sheet Date	Information Received after the Balance Sheet Date
We do note that information did become available on July 21, 2009 that during the first half, 2009 the parent company of Emigrant, New York Private Bank was approved and did receive $267 million of funds from the TARP program.
We do note that information did become available on July 21, 2009 that during the first half, 2009 the parent company of Emigrant, New York Private Bank was approved and did receive $267 million of funds from the TARP program.